Exhibit 19.1

INSIDER TRADING POLICY

1. INTRODUCTION

During the course of your relationship with Mag Mile Capital, Inc. (“Mag Mile Capital”) or one of its affiliated entities, you will learn important, nonpublic information about Mag Mile Capital or other publicly traded companies that have relationships with Mag Mile Capital. Using this nonpublic information to buy or sell stock, or giving the information to others, violates Mag Mile Capital’s policy and could constitute illegal insider trading. This policy (this “Policy”) sets forth rules and procedures that address the risks of insider trading.

If you have any questions about whether something may violate this Policy or the law, please contact Mag Mile Capital’s CFO before doing it.

Policy Statements

No Insider Trading

Do not trade while you are aware of material nonpublic information. If you are aware of material nonpublic information about Mag Mile Capital, you may not buy, sell, or otherwise transfer any Mag Mile Capital securities, either directly or indirectly, unless the transaction falls under one of the few limited exceptions under this Policy. You are also prohibited from trading in the securities of any other publicly traded company while aware of material nonpublic information about that company. There is no “low volume exception”; trading even a small number of securities counts.

Do not “tip.” You may not, directly or indirectly, disclose any material nonpublic information about Mag Mile Capital to others without either Mag Mile Capital’s permission or in accordance with Mag Mile Capital’s Corporate Disclosure Policy. You may not make recommendations or express opinions about Mag Mile Capital’s securities when you are aware of material nonpublic information affecting Mag Mile Capital. Giving material nonpublic information to someone else (also known as a “tip”) who uses it for personal gain (a “tippee”) is illegal and is a violation of this Policy; you can be liable for transactions of a tippee, or even a tippee’s tippee. There is no “low volume exception;” trading by a tippee of even a small number of securities counts.

In addition, if you learn of or are otherwise aware of material nonpublic information about another publicly traded company with which Mag Mile Capital does business, including a customer, vendor, partner or collaborator of Mag Mile Capital, you may not provide a tip with respect to that company’s securities until the information becomes public or is no longer material.

The prohibition against insider trading is absolute. It applies even if the decision to trade is not based on material nonpublic information. It also applies to transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure). All that matters is whether you are aware of any material nonpublic information relating to Mag Mile Capital at the time of the transaction. The U.S. federal securities laws do not recognize any mitigating circumstances to insider trading. You may need to forgo a planned transaction or wait to trade even if you had planned the transaction before learning of any material nonpublic information. Even if you believe you will suffer a loss or lose out on profit by waiting to trade, you must wait.

2. WHO IS COVERED BY THIS POLICY?

This Policy applies to all directors, officers, employees, and contractors of Mag Mile Capital and its subsidiaries (“Insiders”)1. If you are an Insider, this Policy also applies to your immediate family members, other household members, persons who are your economic dependents, and any individuals whose transactions in securities you influence, direct or control and any entities whose transactions in securities you control. The foregoing persons who are deemed subject to this Policy are referred to in this Policy as “Related Persons.” You are responsible for making sure that your Related Persons comply with this Policy. To avoid even the appearance of insider trading, you may never recommend to another person that they buy, hold, or sell Mag Mile Capital’s securities.

3. WHAT TRANSACTIONS ARE SUBJECT TO THIS POLICY?

This Policy applies to all transactions in Mag Mile Capital securities, including derivative securities that are not issued by Mag Mile Capital, such as exchange-traded put or call options or swaps relating to Mag Mile Capital securities and similar securities of other public traded companies, as applicable. Accordingly, for purposes of this Policy, the terms “trade,” “trading” and “transactions” include not only purchases and sales of stock in the public market but also any other purchases, sales, transfers or other acquisitions or dispositions of common or preferred equity, options, warrants and other securities (including debt securities) and other arrangements or transactions that affect economic exposure to changes in the prices of these securities. This includes bona fide gifts involving Mag Mile Capital’s common stock or transfers for estate planning or tax planning purposes; provided, however, that this Policy does not apply to transfers of Mag Mile Capital securities that effect only a change in the form of ownership without involving a change in beneficial ownership or pecuniary interest (such as certain estate planning transfers that do not involve any changes in beneficial ownership), in each case that have been pre-approved by Mag Mile Capital’s CFO (or his or her designee).

4. WHAT IS MATERIAL NONPUBLIC INFORMATION?

It is not always easy to figure out whether you possess material nonpublic information, so always err on the side of caution. If the information makes you want to trade, it would probably have the same effect on others and, thus, constitute material nonpublic information.

4.1. MATERIAL

If sharing the information might affect the market price of a company’s stock or be important to its investors, it is material. Both positive and negative information can be material.

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by relevant enforcement authorities with the benefit of hindsight. Depending on the specific details, the following items may be considered material nonpublic information until publicly disclosed within the meaning of this Policy.

1 A non-management member of the Board of Directors (or local equivalent) of a Mag Mile Capital subsidiary that is not wholly owned by Mag Mile Capital will not be considered an “Insider” for purposes of this Policy so long as such person does not have any other relationship with Mag Mile Capital or one of its subsidiaries that would qualify such person as an Insider.

There may be other types of information that would qualify as material information as well. Use this list merely as a non-exhaustive guide:

● financial results or forecasts;

● major new products, features, or processes;

● the status of our progress toward achieving significant business or financial goals;

● acquisitions or dispositions of assets, divisions, or companies;

● pending public or private sales of debt or equity securities;

● stock splits, dividends, or changes in dividend policy;

● the establishment of a repurchase program for Mag Mile Capital securities;

● significant cybersecurity events;

● major contract awards or cancellations;

● key management or control changes;

● significant employee layoffs;

● a disruption in the company’s operations or breach or unauthorized access of its property or assets, including its facilities and information technology infrastructure;

● possible tender offers or proxy fights;

● significant accounting restatements or write-offs;

● Significant litigation or settlements, including positive or negative developments about litigation;

● impending bankruptcy;

● gain or loss of a significant license agreement, procurement agreement, or other contracts with customers or suppliers;

● the existence of a special blackout period;

● pricing changes or discount policies; and

● changes to, or the gain or loss of, corporate partner relationships.

4.2. NONPUBLIC

Any information that is not public is nonpublic. Figuring out whether information is public may seem easy, but, for purposes of insider trading, it can actually be complex.

For information to be considered “public,” two conditions must be met. First, the information must have been widely shared in a manner designed to reach investors, such as through an SEC filing or a press release. The fact that information has been shared with a few members of the public does not mean that it is public.

Second, investors must have time to absorb the information. Even after information has been publicly shared, you must wait until the opening of trading on the second full trading day after public disclosure before you can treat it as public. For example, if we announce material information through a press release after trading ends on Wednesday, the material information will not be considered public for purposes of insider trading until the opening of trading on Friday.

5. TRADING BLACKOUT PERIODS

Trading when you are aware of material nonpublic information affecting Mag Mile Capital is always prohibited. However, there are certain times when you are more likely to know material nonpublic information. As a result, and to minimize even the appearance of insider trading among our Insiders, Mag Mile Capital has established blackout periods during which Insiders and their Related Persons—regardless of whether they possess material nonpublic information or not—may not buy, sell, gift or otherwise trade in Mag Mile Capital securities. There are two types of blackout periods: Quarterly Blackout Periods and Special Blackout Periods.

5.1. Quarterly Blackout Periods

Unless there is an exception in this Policy, Insiders and their Related Persons may not trade Mag Mile Capital’s securities during a “Quarterly Blackout Period.” Quarterly Blackout Periods start and end as follows:

- Start:

○ For Insiders that have a Mag Mile Capital title of Vice President or above, the end of trading on the last trading day of the second calendar month of each fiscal quarter (e.g., the last trading day of March, June, September, and December).

○ For all other Insiders, the end of trading on the 15th calendar day of the third calendar month of each fiscal quarter (e.g. April 15th, July 15th, October 15th, and January 15th) (or if such day is not a trading day, the end of trading on the immediately preceding trading day).

- End: after one full trading day has elapsed since the public release of Laser annual or quarterly financial results (meaning that the Quarterly Blackout Period ends as of the opening of trading on the second full trading day).

Please note that a Quarterly Blackout Period may commence early or may be extended if, in the judgment of the Chief Executive Officer or Chief Financial Officer there exists undisclosed information that would make trades by persons subject to the Quarterly Blackout Period inappropriate. It is important to note that the fact that a Quarterly Blackout Period has commenced early or has been extended should be considered material nonpublic information that should not be communicated to any other person.

5.2. Special Blackout Periods

From time to time, there may be other types of material nonpublic information about Mag Mile Capital (such as mergers and acquisitions or significant product developments) that pose a heightened insider trading risk. To help address such risk, the Chief Executive Officer or Chief Financial Officer may impose a Special Blackout Period during which certain people who are involved in the transaction or event may not trade in Mag Mile Capital’s securities. If Mag Mile Capital imposes a Special Blackout Period, the Legal department will notify the people who are affected. The fact that a Special Blackout Period is in effect is itself material nonpublic information that should not be communicated to any other person.

6. OTHER TRADING RESTRICTIONS

6.1. No Speculative or Short-Term Trading

Because there is a heightened legal risk and the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions, you may not, at any time and regardless of whether you are aware of any material nonpublic information relating to Mag Mile Capital, engage or participate in short sales, transactions in put or call options (e.g., covered calls),hedging transactions (designed to offset or “hedge,” including through prepaid variable forwards, equity swaps, collars and exchange funds, among others), or any margin accounts (where securities are held as collateral for a margin loan that may be sold without your consent if you fail to meet a margin call), pledges (including as collateral for a loan), exchange funds, or other inherently speculative transactions with respect to any Mag Mile Capital securities.

6.2. Prohibition of Trading During Pension Plan Blackouts

No director or executive officer (as defined in Rule 3b-7 promulgated under the Exchange Act) of Mag Mile Capital may, directly or indirectly, purchase, sell or otherwise transfer any equity security of Mag Mile Capital (other than an exempt security) during any “blackout period’’ (as defined in Regulation BTR under the Exchange Act (as defined below)) if the director or executive officer acquires or previously acquired such equity security in connection with his or her service or employment as a director or executive officer. This prohibition does not apply to any transactions that are specifically exempted, including but not limited to: purchases or sales of Mag Mile Capital securities made pursuant to, and in compliance with, a pre-existing written plan approved by Mag Mile Capital and entered into with your stockbroker that meets the conditions set out under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Mag Mile Capital’s Policy Regarding Rule 10b5-1 Trading Plans, which can be found on Mag Mile Capital’s intranet (an “Approved Trading Plan”); compensatory grants or awards of equity securities pursuant to a plan that, by its terms, permits executive officers and directors to receive automatic grants or awards and specifies the terms of the grants and awards; or acquisitions or dispositions of equity securities involving a bona fide gift or by will or the laws of descent or pursuant to a domestic relations order. Mag Mile Capital will notify each director and executive officer of any blackout periods in accordance with the provisions of Regulation BTR. Because Regulation BTR is very complex, no director or executive officer of Mag Mile Capital should engage in any transactions in Mag Mile Capital securities, even if believed to be exempt from Regulation BTR, without first consulting with Mag Mile Capital’s CFO.

6.3. Pre-Clearance of Transactions by Designated Insiders

Designated Insiders are those Insiders who are likely to obtain material nonpublic information on a regular basis. As a result, Designated Insiders must get pre-clearance from Mag Mile Capital’s CFO (or his or her designee) before buying, selling, or otherwise transferring Mag Mile Capital securities, including any purchase or sale in the open market, loan, or other transfer of beneficial ownership. This includes even proposed bona fide gifts involving Mag Mile Capital common stock or transfers for tax planning purposes in which the beneficial ownership and pecuniary interest in the transferred securities do not change. “Designated Insiders” are directors, executive officers and any other individuals added to the designated insider list maintained by the CFO.

Pre-clearance is always required for Designated Insiders, even when a blackout period is not in effect. Designated Insiders have been personally notified of this requirement. Section 16 reporting persons are subject to additional preclearance requirements as described in Section 6.4 below. This requirement does not apply to transactions that are specifically exempted from this Policy, including purchases or sales of Mag Mile Capital securities made pursuant to an Approved Trading Plan.

To request pre-clearance, Designated Insiders who are Mag Mile Capital employees or contractors must submit a pre-clearance request to Mag Mile Capital’s CFOl (or his or her designee). If you have questions about the pre-clearance process, please email the CFO.

A completed pre-clearance request must be submitted to Mag Mile Capital’s CFO (or his or her designee) at least full two business days before the proposed transaction date. Mag Mile Capital’s CFO (or his or her designee) will decide whether the transaction is approved and, if so, will notify the requestor.

As a general rule, if a pre-cleared transaction is not completed within five trading days after the date of approval, it will require new pre-clearance; however, the CFO (or his or her designee) may specify a shorter trading period in his or her sole discretion. If a pre-clearance request is not approved, or if the Designated Insider becomes aware of any material nonpublic information after the pre-clearance request is approved but prior to executing the transaction, the Designated Insider may not execute the transaction.

6.4. Section 16 Reporting Persons – Short-Swing Trading, Control Stock, and Section 16 Reports

Mag Mile Capital’s officers and directors subject to the reporting obligations under Section 16 of the Exchange Act are subject to additional restrictions and obligations.

If you are a Section 16 reporting person, please review Mag Mile Capital’s Section 16 Compliance Program. Among other things, Section 16 reporting persons may not engage in short-swing trading (within the meaning of Section 16(b) of the Exchange Act), are subject to restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and must provide Mag Mile Capital’s CFO (or his or her designee) advance notice of all Mag Mile Capital’s securities transactions (even if pre-clearance is not required) to allow Mag Mile Capital to help you meet your Section 16 public reporting requirements (Forms 3, 4, and 5) as described in Mag Mile Capital’s Section 16 Compliance Program.

Section 16 reporting persons must pre-clear not only their own transactions in Mag Mile Capital securities under Section 6.3 above, but also the transactions of any other person or entity whose transactions are covered by their Section 16 filings (e.g., Forms 4). This typically includes the Section 16 reporting person’s spouse, children, any immediate family members who share the same household, and any entities that they control. Please reach out to the Mag Mile Capital’s CFO for any questions.

7. EXCEPTIONS

The trading restrictions of this Policy do not apply to the following:

●Cash Option Exercises. Exercising stock options granted under Mag Mile Capital’s stock-option plans for cash. However, trading restrictions do apply to (i) any sale of stock as part of a broker-assisted cashless exercise, whether or not for the purpose of generating the cash needed to pay the exercise price or pay taxes, and (ii) the sale of any shares issued upon exercise.

●Tax Withholding Transactions. The surrender of shares directly to Mag Mile Capital to satisfy tax withholding obligations as a result of the issuance of shares upon vesting or exercise of restricted stock units (“RSUs”), options, or other equity awards granted under Mag Mile Capital’s equity compensation plans. In addition, Mag Mile Capital may require that shares be sold in an open market transaction on your behalf to cover tax withholding obligations upon the vesting of RSUs, known as a “sell-to-cover” transaction. This Policy does not apply to sell-to-cover transactions that Mag Mile Capital facilitates on your behalf in accordance with Mag Mile Capital’s equity compensation plans. Otherwise, trading restrictions do apply to your sale of any shares issued upon exercise or vesting of any such equity awards, whether or not for the purpose of generating the cash needed to pay the exercise price or pay taxes that are not withheld by Mag Mile Capital.

●ESPP Enrollment and Payroll Deductions. Your decision to enroll in, and any subsequent automatic payroll deductions used to make periodic purchases of Mag Mile Capital stock as part of, a future Mag Mile Capital Employee Stock Purchase Plan (“ESPP”), as well as your decision to reduce your contribution election under a future ESPP following your enrollment. However, selling any Mag Mile Capital stock acquired under a future ESPP is subject to the trading restrictions set forth in this Policy.

●10b5-1 Automatic Trading Programs. Transactions under an Approved Trading Plan.

●401(k) Plan. Automatic investments of 401(k) plan contributions in a stock fund that includes Mag Mile Capital securities in accordance with the terms of Mag Mile Capital’s 401(k) plan. However, any changes in your investment election regarding a stock fund that includes Mag Mile Capital securities are subject to the trading restrictions set forth in this Policy, unless (i) neither you nor any of your Related Persons have any control or influence over the securities held by such stock fund, and (ii) Mag Mile Capital common stock does not constitute more than 2% of the total holdings of such stock fund.

●Certain Transfers. Transfers of Mag Mile Capital’s securities by will, the laws of descent and distribution, or by court order.

●Mutual Funds & ETFs. You may trade in mutual funds, exchange traded funds, index funds, or similar investment vehicles providing for diversification of holdings that hold Mag Mile Capital common stock at any time, so long as neither you nor any of your Related Persons have any control or influence over the securities held by such investment vehicles.

8. POLICY’S DURATION

Except for the pre-clearance requirements, this Policy applies to you even after your relationship with Mag Mile Capital has ended. If you possess material nonpublic information when your relationship with Mag Mile Capital ends, you may not trade in Mag Mile Capital’s stock or the stock of other companies to which such information relates until the material nonpublic information is publicly known or is no longer material. Further, if you leave Mag Mile Capital during a Quarterly Blackout Period, then you may not trade Mag Mile Capital securities until such Quarterly Blackout Period has ended.

9. INSIDER RESPONSIBILITY

Insiders have ethical and legal obligations to maintain the confidentiality of information about Mag Mile Capital and to not engage in transactions in Mag Mile Capital securities or the securities of other companies while aware of material nonpublic information. Each Insider is responsible for making sure that he or she complies with this Policy, and that any Related Persons, as discussed under the heading “Who is Covered by this Policy?” above, also comply with this Policy. In all cases, the responsibility for determining whether an Insider or any of such Insider’s Related Persons are aware of material nonpublic information rests with that Insider, and any action on the part of Mag Mile Capital or any employee or director of Mag Mile Capital pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an Insider from liability under applicable securities laws. You could be subject to severe legal penalties, as well as disciplinary action by Mag Mile Capital, for any conduct prohibited by this Policy or applicable securities laws. See “Penalties” below.

10. PENALTIES

Anyone who engages in insider trading or otherwise violates this Policy may be subject to both civil liability and criminal penalties. Violators also risk disciplinary action by Mag Mile Capital, including termination. Anyone who has questions about this Policy should contact their own attorney or Mag Mile Capital’s CFO.

11. Company Transactions

Mag Mile Capital’s policy is to comply with applicable insider trading laws, rules and regulations, and listing standards with respect to transactions in its own securities.

12. Amendments

Mag Mile Capital reserves the right to amend this Policy at any time and for any reason, including to reflect changes in insider trading laws, rules and regulations, and applicable listing standards.

13. CERTIFICATION

If you are requested to do so, please sign the Insider Trading Policy Certification after you have read this Policy. Mag Mile Capital may require you to recertify your compliance with this Policy on a periodic basis.